Reply to the Attention of	Herbert (Herb) I. Ono
Direct Line	604.691.7493
Direct Fax	604.893.2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	17309L-216647
Date	April 3, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

United States of America 20549-4628

Attention:      Sonia Bednarowski

Dear Sirs/Mesdames:

Re:	Vitran Corporation Inc.
Preliminary Proxy Statement on Schedule 14A
Filed: March 29, 2013
SEC File No.: 001-32449

We are Canadian counsel to Vitran Corporation Inc. (“Vitran” or the “Company”). We understand that, in view of Rule 14a-4(a)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities and Exchange Commission (the “SEC”) has asked the Company to consider having its shareholders vote on individual resolutions to approve different provisions of By-Law No. 8 of Vitran at the Company’s shareholders’ meeting scheduled to be held on May 15, 2013.

As you know, although Vitran has ceased to qualify as a foreign private issuer (as defined in Rule 3b-4 under the Exchange Act), it remains is incorporated under the Business Corporations Act (Ontario) (the “Act”), which statute governs the manner in which by-laws may be adopted and approved.

On March 18, 2013, Vitran’s Board of Directors (the “Board”) approved By-Law No. 8. Pursuant to subsections 116(1) and 116(3) of the Act, By-Law No. 8. was effective as of the date it was approved by the Board. However, section 116(2) of the Act requires that all board approved by-laws be submitted to shareholders at the next meeting of shareholders and the shareholders may “confirm, reject or amend” the by-law. If the by-law is rejected at the next meeting, the by-law ceases to be effective from the date of the meeting.

The Act does not contemplate that shareholders may have separate votes on different provisions of a by-law. Accordingly, a rejection by shareholders of any aspect of a by-law would be a rejection of the entire by-law. As a legal matter, shareholders cannot approve of different provisions of By-Law No. 8 separately; and to ask them to vote on provisions separately would be artificial and of no legal effect.

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April 3, 2013 Page 2

To the extent the SEC wishes to clearly highlight certain issues of importance relating to the provisions of By-Law No. 8 so that shareholders may approve or reject By-Law No 8 with full knowledge of any issues that may concern the SEC, the Company would be prepared to provide additional disclosure in the proxy circular and/or the related notice notwithstanding that there already is significant disclosure regarding this matter.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono

HIO/

Attention:	Fayaz Suleman
CFO, Vitran Corporation Inc.